Exhibit 99.2

Emerald Health Therapeutics Announces At-the-Market Equity Program

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

VANCOUVER, British Columbia, March 28, 2019 -- Emerald Health Therapeutics, Inc. (“Emerald” or the “Company”) (TSXV:EMH; OTCQX:EMHTF) today announced that it has established an at-the-market equity program (“ATM Program”) that allows the Company to issue common shares from treasury (“Common Shares”) having an aggregate gross sales price of up to $39 million to the public from time to time, at the Company’s discretion, at the prevailing market price when issued on the TSX Venture Exchange (“TSXV”) or on any other marketplace for the Common Shares in Canada. The ATM Program is effective until the earlier of April 13, 2021 and completion of the sale of the maximum amount of shares thereunder and will be activated from time to time at the Company’s discretion if and when required based on the Company’s working capital requirements and capital expenditures and relative cost of other funding options.

Sales of the Common Shares through the ATM Program will be made pursuant to the terms of an equity distribution agreement dated as of the date hereof (“Equity Distribution Agreement”) with GMP Securities L.P. (the “Agent”).

Sales of Common Shares will be made through “at-the-market distributions” as defined in National Instrument 44-102 - Shelf Distributions on the TSXV or on any other existing marketplace for the Common Shares in Canada. The Common Shares will be distributed at the prevailing market prices at the time of the sale and, as a result, prices may vary among purchasers and during the period of distribution. The ATM Offering is being made pursuant to a prospectus supplement dated March 27, 2019 (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated March 13, 2019 (the “Base Shelf Prospectus”).

The Company expects to use the net proceeds of the ATM Program, if any, to fund a portion of the costs for the completion of its capital projects, for research and development, working capital and general corporate purposes.

The Prospectus Supplement (together with the related Base Shelf Prospectus) is available under the Company’s profile on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com.

The Company has applied for conditional approval from the TSXV for the listing of the Common Shares to be offered under the ATM Program.

This news release will not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful.

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis. Its 50%-owned Pure Sunfarms joint venture in BC is licensed to cultivate in 1.03M square feet of its 1.1 million square foot greenhouse. This facility has been scaling up production over the last four quarters and will be fully planted in April. Emerald’s Verdélite operation in Québec is completing the build out of its 88,000 square feet indoor cultivation facility and is scaling up production. Emerald secured over 500 acres of hemp harvest in 2018 and has contracted for approximately 1000 acres in 2019 to 2022, with the objective of extracting low-cost cannabidiol (CBD). Emerald has secured exclusive strategic partnerships for large scale extraction and softgel encapsulation, as well as for proprietary technology to enhance cannabinoid bioavailability. Its team is highly experienced in life sciences, product development, large-scale agri-business, and marketing, and is focused on developing proprietary, value-added cannabis products for medical and adult-use customers.

Emerald is part of the Emerald Group, which represents a broad array of companies focused on developing pharmaceutical, botanical, and nutraceutical products developed to provide wellness and medical benefits by interacting with the human body’s endocannabinoid system.Please visit www.emeraldhealth.ca for more information or contact:

Rob Hill, Chief Financial Officer

(800) 757 3536 Ext. #5

Investor Relations Manager

(800) 757 3536 Ext. #5

invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include statements relating to relating to the anticipated sale and distribution of Common Shares; the volume and timing of the sale and distribution of Common Shares; the intended use of the net proceeds of any offering of Common Shares by the Company; the anticipated benefits and impact of the ATM Program; the amount of hemp to be supplied to the Company; the completion of Verdélite facility; rapid expansion of production; amount of hemp purchased per annum and the extraction of low-cost cannibidiol from hemp.

Actual results may vary from forward-looking statements. We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, risks associated with receipt of regulatory and stock exchange approvals; the Company’s and the Agent’s ability to successfully complete the offering and the sale of Common Shares under the ATM Program; regulatory approvals; failure to obtain necessary financing; regulatory changes; demand for products; efficacy of products; results of scientific research; ; future distribution agreements; failure of counterparties to perform contractual obligations; as well as the risk factors described in the Company’s annual information form, Prospectus Supplement and Base Shelf Prospectus and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.